

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Govinda Giri
Chief Executive Officer
Sagoon Inc.
1980 Teasel Ct.
Woodbridge, VA 22192

   Re: Sagoon Inc.
     Offering Statement on Form 1-A
     Post-Qualification Amendment No. 1
     Filed March 11, 2021
     File No. 024-11120

Dear Mr. Giri:

  We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Security Ownership of Management and Certain Securityholders, page 24

1. We note that during the year ended December 31, 2019, an investor exercised warrants to purchase 15,217 shares of Class C common stock. Please update the voting security ownership table to identify any securityholder who beneficially owns more than 10% of any class of your voting securities. See Item 12 of Form 1-A.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson